Ronniel Levy
Senior Associate
Direct Dial: 646.218.7603
RLevy@hodgsonruss.com

November 26, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn.:      Robert Babula
Staff Accountant, Division of Corporation Finance

Re:	China Broadband, Inc.
File No. 0-19644
Form 10-KSB for the year ended December 31, 2007
Filed on April 15, 2008

Ladies and Gentlemen:

Reference is hereby made to the comment letter of the Securities & Exchange Commission (the “Staff”) dated as of September 10, 2008 (the “Comment Letter”), with respect to China Broadband, Inc., a Nevada corporation (the “Company”), Annual Report on Form 10-KSB, for the year ended December 31, 2007, as amended by Amendment No. 2 thereto (“Amendment No 2”). In connection with the foregoing, and in accordance with our follow up telephone conversation with you on November 18, 2008, on behalf of the Company, below are the Company’s proposed revisions to Form 10-KSB Item 8(A)T for your preliminary review:

“Item 8A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management reviewed the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the original report (December 31, 2007) and concluded that the disclosure controls and procedures were ineffective to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner, in that the Company did not adequately identify and account for revenues from pre-paid internet subscribers on an amortized basis.

The Company determined that an accounting principle was incorrectly applied and that its financial statements required restatement as provided in Amendment No. 1 and Amendment No. 2 to the Form 10-KSB.

Securities and Exchange Commission
November 26, 2008

Management of the Company realizes that the assessment process is an ongoing one. Accordingly, at the time of the final restatement, the Company's certifying officers reviewed the effectiveness of our disclosure controls and procedures and concluded that the disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

The Company has had previous late filings in the past as a result of its PRC based operations and difficulty in preparation and conversion of PRC financial statements. In addition, the Company determined that it was required to restate its financial statements, as previously disclosed, in order to reflect, among other changes, the amortization of revenues from pre-paid internet subscribers. The Company hired an outside consulting firm in the PRC to supplement the accounting personnel at the Company to help address these concerns.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of Management; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or the degree of compliance may deteriorate.

Securities and Exchange Commission
November 26, 2008

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, Management has concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2007 in that the Company had certain late filings during the 2007 and because revenues from certain subscribers were not amortized. Management has since implemented controls that it believes are effective, namely hiring an outside accounting consulting firm in the PRC to supplement the Company’s accounting personnel and creating controls so as to detect and amortize revenues from prepaid subscribers.

This Form 10-KSB does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.”
  ….
Please note that the Company intends to replace the existing Item 8(A)T with the foregoing disclosure, as discussed by telephone with you previously.

If you should have any questions, please feel free to contact the undersigned or Mr. Marc Urbach, the Company’s Chief Executive Officer, at your earliest convenience.

Very truly yours,
/s/ Roniel Levy
Roniel Levy, Esq.